Stradley Ronon Stevens & Young, LLP Suite 2600 2005 Market Street Philadelphia, PA 19103-7018 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

Don E. Felice

dfelice@stradley.com

(215) 564-8794

January 18, 2024

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	HC Capital Trust (“Registrant”) Sarbanes Oxley Review

Dear Ms. DiAngelo Fettig:

This correspondence is being provided to you in response to your comments (“Staff Comments”) communicated during our conversations of November 29, 2023 and January 12, 2024 with respect to the Registrant’s filings on forms N-1A, N-CSR, N-PORT and N-CEN.

For your convenience, we have summarized our understanding of the Staff Comments in bold typeface and set forth our response in the following italicized text.

With respect to Form N-1A:

1.	You noted that, in the conditions related to the Registrant’s manager of managers exemptive order (the “Order”), it states that the Registrant will disclose in its prospectus: (1) that the primary investment adviser (the “Adviser”) has the ultimate responsibility, subject to oversight by the Board, to oversee the sub-advisers and recommend their hiring, termination and replacement; and (2) that notice of the hiring of a new sub-adviser (“Specialist Manager”) will be posted to the Trust’s website within 90 days of such hiring. You asked that Registrant point you to the relevant prospectus disclosure and confirm the address of the website on which required notices are posted.

Response:	The prospectus referenced disclosure is located on page 163 of the prospectus under the headings “Fund Management / Advisory Services / HC Capital Solutions.” While the disclosure does not use the exact wording set forth in the conditions, the Registrant

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believes that the substance is appropriately conveyed. Notices regarding the hiring of a new Specialist Manager are posted within 90 days of such hiring, in the form of an information statement, at www.hccapitalsolutions.com. Such information statements are removed from the web site after the required time period has expired.

2.	You noted that in the Principal Investment Strategy prospectus disclosure for the Short-Term Municipal Bond and Intermediate Term Municipal Bond Portfolios, it states that each portfolio will maintain an effective dollar-weighted average maturity within a specific range. You stated that such disclosure should just refer to the dollar-weighted average maturity instead and requested that such disclosures be adjusted accordingly going forward.

Response:	Registrant confirms that, going forward, this disclosure will be shortened to “dollar-weighted average maturity.”

3.	You noted that The Institutional International Equity Portfolio had invested, as of June 30, 2023, a significant portion of its assets in PLC investment companies and inquired as to whether related disclosure should be added to the Principal Investments/Risks disclosures.

Response:	Registrant notes that the Principal Investment Strategy disclosure currently states that “The Portfolio may invest in securities issued by other investment companies, including ETFs and closed-end funds, that invest in equity securities of issuers located in non-U.S. countries” and has Principal Risk disclosure related to investment companies. Registrant will consider whether additional risk disclosure with respect to additional subsets, such as PLC investment companies, is appropriate.

4.	You noted that The Emerging Markets Portfolio had significant investments in swaps and inquired as to whether additional related Principal Investment Strategy disclosure should be added.

Response:	As we discussed, the majority of the swap investments held by The Emerging Markets Portfolio as of June 30, 2023 were not traditional swaps, but rather instruments that were used to provide the returns of China A Shares that the Portfolio was not allowed to own directly. These positions were managed by one Hong Kong-based Specialist Manager. That Specialist Manager has since been terminated and those positions liquidated.

With respect to Form N-CSR:

1.	In the Management Discussion of Fund Performance (the “MDFP”), you noted that most Portfolios include a footnote that explains that certain Specialist Managers are also under contract with respect to the Portfolio, but are not discussed as they were

January 18, 2024

not allocated any assets to manage during the period. You further noted that, for some Portfolios, the content of this footnote appears to be different from the equivalent disclosure in the Notes to the Financial Statements.

Response:	Registrant states that the disclosure in the Notes to the Financial Statements is accurate. The discrepancies noted were due to an oversight in the drafting of the MDFP.

2.	You noted that certain Portfolios had recently changed their benchmark indices and that, while there was the required disclosure regarding the reason for the change in the prospectus, that disclosure did not appear in the annual report. Additionally, you requested that, in the future, explanations of the reason for a benchmark change provide more detail as to why the new benchmark was more appropriate.

Response:	The new indices were added into the June 30, 2023 annual report, but had not yet been designated as the primary benchmarks. Note that the discussion in the MDFP for these Portfolios still refers to the original benchmark index. By the November 1, 2023 prospectus, the decision to switch to the new indices as primary benchmarks had been made and the required disclosure was added. This disclosure will be included in the next applicable shareholder reports. The Registrant will seek to expand upon the basis for the changes going forward.

3.	You noted that the schedule of investments for the Institutional International Equity and Corporate Opportunities Portfolios indicate significant investments in investment companies and that under Reg. S-X 12-12, fn 2, they should be categorized both by type of investment (investment companies) and by related industry, country or geographic location. You asked how this requirement is, or should be, satisfied.

Response:	Going forward, the Registrant will subdivide listings of investment companies with categories such as “domestic equity,” “domestic fixed-income,” “international equity,” etc.

4.	You noted that the schedules of investments for both of the Core Fixed Income and U.S. Government Fixed Income Securities Portfolios show that they invest in the Vanguard Short-Term Inflation Protected Securities ETF and stated that you would have expected that the ETF would also have been listed in Note 8 on page 316.

Response:	The Registrant states that to the extent that there are similar ETF investment positions exceeding 25%, such will be disclosed accordingly in Note 8 in future reports.

5.	You noted that the International Equity and Institutional International Equity Portfolios show significant foreign tax claims as receivables. You asked that the Registrant identify the countries to which these claims relate and how the Trust monitors collectability. You also inquired as to whether the Portfolios plan to enter

January 18, 2024

into a closing agreement with the IRS and whether the Portfolios have incurred professional fees related to these reclaims and, if so, how they are accounted for in the financial statements.

Response:	The Registrant states that the receivables in question primarily relate to Germany, Switzerland, Denmark and France. The Portfolios have incurred professional fees related to certain incremental EU reclaims beyond the regular reclaim receivables recorded at June 30, 2023 that are included within the disclosed Professional Fees on the Statement of Operations for the applicable Portfolios. The professionals hired to evaluate and process the claims are also primarily responsible for monitoring collectability and the status of claims and filing options are reviewed periodically with management. There are no current plans to enter into a closing agreement with the IRS.

6.	In the Financial Highlights, you noted that funds with AFFE are required to have a footnote stating that the ratios of expenses and income do not reflect the proportionate share of the expenses and income of the underlying funds and that you did not see such a footnote.

Response:	The Registrant states that, for funds with a deemed material AFFE of 0.05% or greater disclosed in the then current prospectus, a footnote has been included in the Financial Highlights reflecting the fact that the expense ratios do not include acquired fund fees and expenses of investment companies in which a portfolio invests. (see pages 282, 283, 285). In the event that AFFE had been below 0.05% during the last fiscal year, but had subsequently risen above that threshold, the footnote would be included.

7.	With respect to The Catholic SRI Growth Portfolio, you noted that Item C in Form N-CEN states that there was an expense waiver in place but the terms of such waiver were not disclosed in the Notes to the Financial Statements.

Response:	The Registrant states that the waiver was voluntary and that there were no contractual “terms.” The waived fees were reflected as "Expenses waived and/or reimbursed by Adviser" on the Statement of Operations and such amounts are not recoupable in subsequent periods. Note that the management fee paid to the primary investment adviser has subsequently been eliminated entirely.

8.	In the tables on pages 294 and 295 of the Annual Report, with respect to the purchased options disclosure in column 3, you noted that there is no such entry in the Statement of Operations and suggested adding a footnote explaining that the activity is included in the “Securities” line item.

Response:	The Registrant states that, going forward, as applicable, it will add a footnote to the Notes tables referencing the Statement of Operations line item that such purchased options activity is included within.

January 18, 2024

9.	Also in the tables on pages 294 and 295 of the Annual Report, you stated that you were unable to reconcile the amounts for The Corporate Opportunities Portfolio under “Equity Risk Exposure” to the Statement of Operations.

Response:	The Registrant states that both the Statement of Operations disclosure and the Notes Equity Risk Exposure table are correct, but the Notes table Interest Rate Risk Exposure should have reflected (6,090) vs 4,584 to on a net basis (10,674 minus 6,090) reflect the 4,584 presented on the Statement of Operations.

10.	You asked that the Registrant verify if the first statement in the paragraph preceding Note 2.C on page 291, regarding valuation of Level 3 securities, is accurate for the current fiscal year.

Response:	The Registrant states that the statement in question was applicable for private placement loan commitment Level 3 investments during the fiscal year, although there were no such remaining investments as of fiscal year-end. Such disclosure will no longer be reflected absent newly applicable Level 3 investments.

With respect to Form N-CEN:

1.	You noted that the auditor’s internal control reports for the periods June 30, 2021, April 30, 2023 and June 30, 2023 did not appear to be signed and requested that the form be refiled with signed reports.

Response:	The requested signed reports will be filed.

2.	You noted that Item C.2 indicates that there are two share classes outstanding, while there is currently only one share class registered.

Response:	The Registrant had two registered share classes as of June 30, 2023, however only one was outstanding. The Advisors Class shares were removed from the registration statement that was effective as of November 1, 2023, so this will not be an issue going forward.

3.	You requested an explanation of why some Portfolios with investments in derivatives did not check any boxes in Item C.7.N and you noted that under Item C.7.N, you expected to see Portfolios with derivatives activity to check box vi. You asked whether box vi should have been checked for any Portfolios.

Response:	Upon further review, the Registrant has determined that several Portfolios should have checked boxes under C.7.N, including C.7.N.i in some cases. Additionally, box vi should have been checked for The Core Fixed Income Portfolio and The U.S. Mortgage/Asset Backed Fixed Income Securities Portfolio.

4.	With respect to the U.S. Corporate Fixed Income Securities and Core Fixed Income Portfolios, you asked that the Registrant explain why Parametric is not listed as a

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sub-adviser under Item C.9.C. In related matters, you asked that the Registrant explain the methodology by which it is determined which sub-advisers are listed and why, noting that, in certain circumstances, new sub-advisers do not appear to be listed.

Response:	As you surmised during our conversation, only Specialist Managers who were allocated assets to manage as of the date to which the Form speaks are listed. Often, newly hired Specialist Managers are not allocated assets to manage until the primary Adviser determines that the timing of such allocations is right. With respect to the U.S. Corporate Fixed Income Securities and Core Fixed Income Portfolios, the Registrant notes that Parametric was allocated assets during the period and should have been listed. This oversight will be corrected going forward.

With respect to Form N-PORT:

1.	You asked that the Registrant explain the methodology by which investment companies are categorized in Form N-PORT. You also noted that one Portfolio had investments in PLC instruments that appeared to be classified as “investment companies” in the Schedule of Investments and classified as “Corporate” on Form N-PORT. You inquired as to the reasoning behind these classifications.

Response:	The Registrant states that data enrichment provider MSCI utilizes the following assignment categories for Form N-PORT Item C.4.a. other - ETF (for ETFs), other - closed-end fund (for U.S. based), other - open-end fund (for U.S. based), other - mutual fund (for non-U.S. based) and STIV (for money market sweep short-term investments). The Registrant believes that the PLC instruments are more appropriately classified as ”investment companies.” The Registrant has initiated an inquiry with MSCI as to their classification basis, but will work to ensure consistency of classification going forward.

Very truly yours,

/s/ Don E. Felice

Don E. Felice